Shareholder Meeting Results (unaudited)

The Annual Meeting of Shareholders of Tax-Free Trust of Arizona (the 'Trust') was held on October 27, 2006.
The holders of shares representing 82% of the total net asset value of the shares entitled to vote were present in person or by proxy. At the meeting, the following matters were voted upon and approved by the shareholders ( the resulting votes for each matter are presented below).

1. To elect Trustees.

Dollar Amount of  Votes:

	Trustee				For			Withheld

	Ernest Caldero?n	295,229,394		$3,803,991
	Thomas W. Courtney	$295,223,966		$3,809,419
	Grady Gammage, Jr.	$295,431,056		$3,602,319
	Diana P. Herrmann	$295,346,156		$3,687,229
	John C. Lucking	$294,959,243		$4,074,142
	Anne J. Mills		$295,300,255		$3,733,130


2. To act on the selection of Tait, Weller & Baker LLP as the Trust's independent registered public accounting firm.


Dollar Amount of  Votes:

	For				Against		Abstain

	$291,379,069		$1,502,940		$6,151,375